

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2020

David Morris
Chief Financial Officer
Guardian Pharmacy, LLC
171 17th Street NW
Suite 1400
Atlanta, Georgia 30363

  Re: Guardian Pharmacy, LLC
   Draft Registration Statement on Form S-1
   Filed February 13, 2020
   CIK 0001802255

Dear Mr. Morris:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Business
Our Key Strengths, page 62

1. We note your disclosure on page 65 that your "business model is supported by [y]our proprietary centralized data warehouse, which collects a variety of data related to pharmacy operating systems, purchasing and inventory management, finance and business planning, pharmacy benefit plan reimbursement, sales and customer relationship management, human resources and payroll, and banking." Please revise your disclosure to discuss further the services provided by Guardian Pharmacy Services, including an explanation of the information collected by your centralized data warehouse. In this

regard, we note that you discuss the Guardian Compass and Guardian Shield services included on the graph on page 66, but do not appear to do the same for Guardian Pharmacy Services.

Our Growth Strategy, page 68

2. We note that you have quantified resident count to show your increase in "new large regional and national LTCF accounts" and "resident adoption of [y]our services in ALF accounts" in the second and third bullet points on page 69. To the extent practicable and to provide additional context for investors, tell us what consideration you have given to quantifying the resident count related to the "[i]ncrease [in] local and small regional LTCF accounts" in the first bullet point on page 69.

3. We note your disclosure here and in the prospectus summary that you have established relationships with large regional and national ALFs, including Brookdale Senior Living, Eclipse Senior Living and Belmont Village Senior Living. In order to better understand your client relationships, please disclose the material terms of your agreements with ALFs. Please ensure that your disclosure includes the duration of such agreements (e.g. annual or multi-year), renewal terms and termination provisions, if material.

   As a related matter, please provide similar disclosure with regards to GH/BHFs, given your disclosure throughout the registration statement that two-thirds of your revenue is derived from ALFs and GH/BHFs. If appropriate, please disclose the percentage of your revenue that is derived from ALFs versus GH/BHFs.

Financial Statements for the Period Ended December 31, 2018
Notes to the Consolidated Financial Statements
1. Description of Business and Significant Accounting Policies
New Accounting Pronouncements, page F-16

4. We note your adoption date of several standards, for example ASC 606 and 842, appears to coincide with the extended transition period. These adoption dates appear to be inconsistent with your disclosure on the cover page and page 54 which states you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Please clarify or revise.

General

5. Please consider including an organizational chart that clearly discloses your current ownership structure and the relationship between you and the various related entities identified in the Business section, and if material, also include your structure after giving effect to this offering and the Corporate Conversion.

David Morris
Guardian Pharmacy, LLC
March 11, 2020
Page 3

You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at 202-551-3792 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services